82-913

04046787

J Sainsbury plc

Interim Results 2004

dlw
12/21



Interim Results for 28 weeks ended 9 October 2004

Key Points

- Underlying profit before tax of £131 million (2003: £366 million)[1]
- Interim dividend of 2.15 pence per share (2003: 4.33 pence per share), as previously announced
- Sale of Shaw's Supermarkets completed 30 April 2004: profit on disposal £275 million
- £639 million returned to shareholders via B share scheme[2]
- Significant Board and management changes: Philip Hampton appointed as Chairman in July 2004
- Sales-led profit recovery adopted following Business Review
- Business Review exceptional operating costs of £401 million and property write downs of £25 million
- Net debt reduced to £1.8 billion (27 March 2004: £2.1 billion)

Sainsbury's Supermarkets

- Total sales up 3.5 per cent to £8,348 million[3] (2003 restated: £8,063 million)[4]
- Like-for-like sales growth (including petrol) of 1.5 per cent (2003: 0.1 per cent)[5]
- Like-for-like sales growth (excluding petrol) of negative 0.9 per cent (2003: negative 0.8 per cent)[5]
- Underlying operating profit of £155 million (2003: £313 million)[6]
- Jacksons Stores Ltd acquired in August 2004 (114 convenience stores)
- 14 stores acquired from Morrisons in April 2004, 13 now converted

Sainsbury's Bank

- Net income up 32 per cent to £87 million (2003 restated: £66 million)[4]
- Operating profit down to £6 million (2003: £8 million)

Outlook - no change from that announced on 19 October 2004

- Underlying profit before tax for second half not expected to be significantly different from first half
- Dividend for full year expected to be 7.8 pence per share (2003: 15.69 pence per share)
- Full year exceptional items from the Business Review expected to be approximately £550 million

1 Before exceptional items of £168 million (2003: £36 million) and amortisation of goodwill of £2 million (2003: £7 million)
2 £41 million of B shares still to be redeemed
3 Including VAT of £502 million
4 Restated for the change in accounting policy for turnover in accordance with FRS 5 Application Note G
5 All like-for-like sales are Easter adjusted
6 Underlying operating profit of Sainsbury's Supermarkets is stated before exceptional operating costs of £427 million (2003: £37 million) comprising £401 million in respect of the Business Review (2003: nil), £26 million from the Business Transformation Programme (2003: £29 million) and nil Safeway bid costs (2003: £8 million) and amortisation of goodwill of £1 million (2003: nil)

Philip Hampton, Chairman, said:

"Our performance in the first half has been impacted by our significant investment in the customer offer. Investing in price, improving availability and clearing surplus general merchandise all impacted first half results. Exceptional costs relating to our Business Review, the sale of Shaw's Supermarkets and the return of capital also significantly affected the results for the period. We have a new and experienced management team in place, which we have continued to strengthen, led by Justin King. We have now embarked on a sales-led recovery, which we believe will enable Sainsbury's to deliver long term sustainable performance and profit."

Justin King, Chief Executive, said:

"We are clear on the actions we need to take to make Sainsbury's great again. We are now beginning the implementation of the plans arising from the Business Review to rebuild a sustainable sales led recovery. Early and short-term actions to restore the effective delivery of our customer offer are being implemented. We have re-opened Buntingford depot to help improve availability and deliveries from this location start next week. New improved products are being added to our ranges and many of our Christmas lines are now in store. The recruitment of 3,000 additional colleagues is also well underway."

Business Review

The Business Review, announced on 19 October 2004, including dividend policy and management changes, is set out in full at the back of this report. It can also be found on the company's website at www.sainsburys.co.uk, by selecting 'company information' and following the instructions on screen or by visiting www.j-sainsbury.co.uk/interims04.

Outlook

The Business Review included an Outlook statement for the current year, through to 2007/08. This has been repeated below.

Following the decision by the Board to adopt a sales-led profit recovery programme, performance for the second half of the year (2004/05) will be affected by further investment in the customer offer. Accordingly, underlying profit before tax for the second half is not expected to be significantly different from the first half.

The plans outlined are a considerable change from previous years and will be implemented by a new management team with proven retail experience and a track record of delivery. Substantial investment is being made in the customer offer, rather than infrastructure, to drive sales and this is underpinned by tight cash flow management and a strong balance sheet. The customer is now at the heart of all decision-making and this is supported by changes to organisation structure and culture.

We expect to grow sales, excluding petrol and Sainsbury's Bank, by £2.5 billion over the next three years to the end of 2007/08. We expect to achieve market growth in sales by the end of 2005/06 and the benefits of the operational gearing in the business to be delivered strongly in the second half of 2006/07.

Group financial summary

Sainsbury's financial results for the first half year were principally impacted by three major factors:

- The sale of Shaw's Supermarkets in the United States on 30 April 2004 and the subsequent return of capital
- Investment in Sainsbury's Supermarkets through lower prices, extra costs in the supply chain and higher wastage from the drive to improve availability
- Business Review exceptional costs, as announced on 19 October 2004

Underlying operating profit[1] from continuing operations was £161 million, a decrease of £160 million compared to 2003.

Underlying profit before tax[2] decreased to £131 million (2003: £366 million). After exceptional costs, the loss before tax in the first half was £39 million (2003 profit: £323 million).

Sainsbury's Supermarkets' total sales[3] grew by 3.5 per cent to £8,348 million (2003 restated: £8,063 million)[4]. Sales growth for the first half includes the acquisition of the Bells and Jacksons convenience store chains, the stores from Morrisons and robust petrol sales growth.

Like-for-like sales growth (including petrol) was 1.5 per cent (2003: 0.1 per cent). Excluding

	Sales[3]		Profit	
	2004 £m	Change on last year %	**2004 £m**	Change on last year %
Sainsbury's Supermarkets	**8,348**	3.5	**155**	(50.5)
Sainsbury's Bank	**133**	30.4	**6**	(25.0)
Total Continuing Operations	**8,481**	3.9	**161**	(49.8)
Discontinued Operations - Shaw's	**209**		**11**	
Sales/underlying operating profit[1]	**8,690**	(10.4)	**172**	(57.1)
Interest			**(41)**	
Underlying profit before tax[2]			**131**	(64.2)
Exceptional items			**(168)**	
Amortisation of goodwill			**(2)**	
Loss before tax			**(39)**	
Tax on loss			**65**	
Profit after tax			**26**	

1 Underlying operating profit is stated before amortisation of goodwill of £2 million (2003: £7 million), £1 million of which relates to discontinued operations (2003: £7 million), and exceptional operating costs of £427 million (2003: £37 million)

2 Underlying profit before tax is stated before amortisation of goodwill of £2 million (2003: £7 million), £1 million of which relates to discontinued operations (2003: £7 million), and exceptional items of £168 million (2003: £36 million)

3 Including VAT at Sainsbury's Supermarkets of £502 million and sales tax at Shaw's Supermarkets of £2 million

4 Restated for the change in accounting policy for turnover in accordance with FRS 5 Application Note G

petrol, like-for-like sales growth for the first half was negative 0.9 per cent (2003: negative 0.8 per cent).

Gross margin in the first half was impacted by an acceleration in the investment in the customer offer. Our objective is to increase quality and lower prices. Significant price reductions were implemented in May and the Taste the Difference range was recently relaunched.

Operating costs increased year on year, including wastage, driven by the push for improvements in availability and system implementation issues. Other increases related to the continued under-performance of the automated depots and higher depreciation as a result of prior year capital expenditure.

Sainsbury's Supermarkets' underlying operating profit[1] for the first half was £155 million (2003: £313 million). The underlying operating margin[1] decreased from 3.9 per cent[4] to 1.9 per cent.

Sainsbury's Bank achieved net income growth of 32 per cent in the first half, but operating profit was £2 million lower than last year at £6 million (2003: £8 million) due to further revenue investment in growing the long-term customer base of the business and an increase in the bad debt provision. Year on year customer accounts increased by 25 per cent to 2.1 million and loan balances were up 40 per cent to £1.4 billion.

Net interest payable increased to £41 million (2003: £35 million). Capitalised interest was lower at £3 million (2003: £9 million) and lower average net debt due to the sale of Shaw's was offset by higher interest rates.

Exceptional operating costs of £26 million relating to the conclusion of previous years' Business Transformation Programme were charged in the first half (2003: £29 million Business Transformation Programme, £8 million Safeway bid costs).

Costs directly associated with the **Business Review** were treated as exceptional operating items due both to their size and non-recurring nature. These primarily relate to the write-off of redundant information technology assets, the write-off of automated equipment in the new fulfilment centres, a write down in the carrying value of stock, employee-related reorganisation costs and property costs associated with store closures. The total in the first half was £401 million, a further £25 million has been treated as a non-operating property write down and an estimated £550 million of exceptional costs from the Business Review are expected for the full year.

	Business Review Exceptionals	
	First half £m	Full year (estimated) £m
IT systems	145	145
Employee-related	-	90
Stock	77	77
Supply chain	119	119
Property	39	73
Other	21	21
Operating exceptionals	**401**	**525**
Property write-downs	25	25
	426	**550**

Property profits of £8 million (2003: £1 million) include the sale of London Colney, Business Review write-downs of £25 million and other property adjustments. Cash proceeds from property disposals in the half-year were £88 million.

There was a **tax credit** of £65 million in the first half (2003: charge of £114 million) as a result of the high level of exceptional costs, many of which were deductible for tax purposes. The underlying effective tax rate, before exceptional items and amortisation of goodwill, was 36.2 per cent (2003: 32.5 per cent).

Underlying earnings per share, before non equity dividends of £112 million associated with the return of capital, exceptional items and amortisation of goodwill, was 4.5 pence (2003: 12.8 pence). Basic earnings per share before non equity dividends was 1.3 pence (2003: 10.8 pence) mainly as a result of the level of exceptional operating costs. Basic loss per share after the non equity dividends was 4.8 pence (2003: earnings per share 10.8 pence).

The Board has declared an **interim dividend** of 2.15 pence per share (2003: 4.33 pence per share), which represents a decrease of 50 per cent over the previous year. The interim dividend will be paid on 7 January 2005 to shareholders on the Register of Members at the close of business on 26 November 2004. Barring any unforeseen circumstances, the dividend for the full year is expected to be 7.8 pence per share (2003: 15.69 pence per share) - also a reduction of 50 per cent. The medium term objective is to restore dividend cover to at least 1.5 times.

Underlying EBITDA[1] decreased to £424 million (2003: £610 million). On continuing operations underlying EBITDA decreased to £410 million (2003: £497 million). **Working capital** improved by £208 million in the half year, including effects of the disposal of Shaw's and Business Review exceptional items.

Capital expenditure in the first half increased by £203 million to £553 million (2003: £350 million). However, excluding Shaw's and the acquisition of the stores from Morrisons, capital expenditure of £238 million was broadly in line with last year (2003: £217 million), and we are on track to deliver our target for the year of £500 million. In the first half, 12 new stores were opened (including nine Locals), 14 ex-Safeway/Morrisons stores were acquired, and three stores were extended or refurbished.

Jacksons, a chain of 114 convenience stores, was acquired in August 2004.

1 Underlying EBITDA is underlying operating profit of £172 million (2003: £401 million) before exceptional operating costs of £427 million (2003: £37 million) and adjusted for depreciation of £252 million (2003: £209 million). On continuing operations, underlying EBITDA is before the same exceptional operating costs and comprises underlying operating profit of £161 million (2003: £321 million) and depreciation of £249 million (2003: £176 million).

Group financial summary
continued

The Group sold its US supermarkets business **Shaw's Supermarkets** to Albertson's Inc. on 30 April 2004 for a total consideration of $2,475 million, including $368 million in assumed lease liabilities. Proceeds, net of expenses, of £1,170 million were received by the Group and a profit of £275 million was realised on the sale. This was offset by £24 million of adjustments relating to prior disposals.

Following the sale of Shaw's, Sainsbury's proposed a **return of capital** of 35 pence per share which equated to £680 million. Total capital returned to shareholders by 9 October 2004 amounted to £639 million, of which £112 million was by way of dividend and £527 million was share redemption. There remains a further 116 million B shares valued at £41 million to be redeemed at a future date.

In addition to the return of capital, there was also a **consolidation of Sainsbury's shares.** For every eight Sainsbury's shares held at the close of business on 16 July 2004, shareholders received seven new ordinary shares. As a result, the number of shares in issue reduced from 1,943 million to 1,700 million.

Net debt at the half-year decreased by £0.3 billion to £1.8 billion (27 March 2004: £2.1 billion) and gearing decreased to 40 per cent (27 March 2004 restated: 42 per cent). Excluding the proceeds from the sale of Shaw's, the return of capital and the purchase of new stores, underlying cash flow for the half year was positive, an improvement on last year of over £300 million.

Return on capital employed decreased to 5.0 per cent (2003 restated: 11.6 per cent) as a result of the fall in profit in Sainsbury's Supermarkets.

International Financial Reporting Standards (IFRS)

We are preparing for the adoption of IFRS. In 2005/06 we will produce IFRS compliant accounts, reconciled to UK GAAP. To help understanding of the key issues, we will be updating investors and analysts before the preliminary announcement on 18 May 2005. We are also intending to issue restated 2004/05 accounts prior to the 2005/06 interim results announcement.

Group profit and loss account

	Note	28 weeks to 9 October 2004 (unaudited) £m	Restated[1] 28 weeks to 11 October 2003 (unaudited) £m
Turnover including VAT and sales tax[2]	2	**8,690**	9,695
VAT and sales tax		**(504)**	(580)
Continuing operations		**7,979**	7,597
Discontinued operations		**207**	1,518
Turnover excluding VAT and sales tax	2	**8,186**	9,115
Continuing operations - underlying operating profit[3]		**161**	321
Exceptional operating costs	3	**(427)**	(37)
Amortisation of goodwill		**(1)**	-
Continuing operations - operating (loss)/profit		**(267)**	284
Discontinued operations - underlying operating profit[3]		**11**	80
Amortisation of goodwill		**(1)**	(7)
Discontinued operations - operating profit		**10**	73
Group operating (loss)/profit	2	**(257)**	357
Profit on sale of properties	3	**8**	1
Disposal of operations - discontinued	3	**251**	-
Profit on ordinary activities before interest		**2**	358
Net interest payable and similar items		**(41)**	(35)
Underlying profit on ordinary activities before tax[4]		**131**	366
Exceptional items		**(168)**	(36)
Amortisation of goodwill		**(2)**	(7)
(Loss)/profit on ordinary activities before tax		**(39)**	323
Tax on loss/(profit) on ordinary activities	4	**65**	(114)
Profit on ordinary activities after tax		**26**	209
Equity minority interest		**(2)**	(3)
Profit for the financial period		**24**	206
Non equity dividends	8	**(112)**	-
Profit for the financial period after non equity dividends		**(88)**	206
Equity dividends		**(36)**	(83)
Retained (loss)/profit for the financial period		**(124)**	123
Basic (loss)/earnings per share after non equity dividends	5	**(4.8p)**	10.8p
Basic earnings per share before non equity dividends	5	**1.3p**	10.8p
Underlying earnings per share before non equity dividends[4]	5	**4.5p**	12.8p
Diluted (loss)/earnings per share after non equity dividends	5	**(4.8p)**	10.8p
Diluted earnings per share before non equity dividends	5	**1.3p**	10.8p
Underlying diluted earnings per share before non equity dividends[4]	5	**4.5p**	12.7p
Dividend per share		**2.15p**	4.33p

1 Restated for the change in accounting policy for turnover in accordance with FRS 5 Application Note G (see note 1).
2 Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
3 Before exceptional operating costs and amortisation of goodwill.
4 Before exceptional items and amortisation of goodwill.

Group statement of total recognised gains and losses

	28 weeks to 9 October 2004 (unaudited) £m	28 weeks to 11 October 2003 (unaudited) £m
Profit for the financial period	**24**	206
Currency translation differences on foreign currency net investments	**1**	(4)
Total recognised gains since last annual report	**25**	202

There is no material difference between the above profit for the financial period and the historical cost equivalent.

Reconciliation of movements in equity shareholders' funds

	Note	28 weeks to 9 October 2004 (unaudited) £m	Restated[1] 28 weeks to 11 October 2003 (unaudited) £m
Profit for the financial period		**24**	206
Non equity dividends	8	**(112)**	-
Equity dividends		**(36)**	(83)
		(124)	123
Currency translation differences		**1**	(4)
Goodwill previously written off to reserves		**86**	-
Share redemption	8	**(527)**	-
Share redemption expenses		**(2)**	-
Proceeds from ordinary shares issued for cash		**-**	4
Net movement in equity shareholders' funds		**(566)**	123
Opening equity shareholders' funds as restated[1]		**5,018**	4,917
Closing equity shareholders' funds		**4,452**	5,040

1 Restated for change in accounting policy in accordance with UITF Abstract 38 - Accounting for ESOP Trusts (see note 1). Shareholders' funds as published were £5,126 million at 11 October 2003 before deducting a prior year adjustment of £86 million (£5,104 million at 27 March 2004 before deducting a prior year adjustment of £86 million).

Group balance sheet

	Note	9 October 2004 (unaudited) £m	Restated[1] 11 October 2003 (unaudited) £m	Restated[1] 27 March 2004 (audited) £m
Fixed assets				
Intangible assets		**120**	206	208
Tangible assets		**7,335**	7,559	8,214
Investments		**19**	24	30
		7,474	7,789	8,452
Current assets				
Stock		**553**	898	753
Debtors		**256**	246	319
Sainsbury's Bank's current assets	6	**1,352**	1,414	1,329
Sainsbury's Bank's debtors due after more than one year	6	**1,295**	996	1,170
Assets held for resale		**60**	-	-
Investments		**29**	26	19
Cash at bank and in hand		**389**	352	465
		3,934	3,932	4,055
Creditors: amounts falling due within one year				
Sainsbury's Bank's current liabilities	6	**(2,450)**	(2,236)	(2,306)
Other		**(2,290)**	(2,248)	(2,600)
		(4,740)	(4,484)	(4,906)
Net current liabilities		**(806)**	(552)	(851)
Total assets less current liabilities		**6,668**	7,237	7,601
Creditors: amounts falling due after more than one year		**(1,779)**	(1,870)	(2,194)
Provisions for liabilities and charges		**(354)**	(255)	(308)
Total net assets		**4,535**	5,112	5,099
Capital and reserves				
Called up share capital		**640**	485	486
Share premium account		**757**	1,427	1,438
Capital redemption reserve fund	8	**527**	-	-
Revaluation reserve		**22**	22	22
Profit and loss account		**2,506**	3,106	3,072
Equity shareholders' funds		**4,452**	5,040	5,018
Equity minority interest		**83**	72	81
		4,535	5,112	5,099

1 Restated for the change in accounting policy in accordance with UITF Abstract 38 (see note 1). Shareholders' funds as published were £5,126 million at 11 October 2003 before deducting a prior year adjustment of £86 million (£5,104 million at 27 March 2004 before deducting a prior year adjustment of £86 million). Investments have been correspondingly reduced.
The effect of the change of accounting policy on the Group balance sheet at 9 October 2004 is to reduce shareholders' funds and investments by £86 million.

Group cash flow statement

	Note	28 weeks to 9 October 2004 (unaudited) £m	28 weeks to 11 October 2003 (unaudited) £m
Net cash inflow from operating activities	7	**483**	444
Dividend received from joint venture		**-**	1
Returns on investments and servicing of finance			
Interest received		**16**	16
Interest paid		**(67)**	(59)
Interest element of finance lease payments		**(2)**	(20)
Non equity dividends paid	8	**(112)**	-
Net cash outflow from returns on investments and servicing of finance		**(165)**	(63)
Taxation		**(71)**	(100)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(515)**	(439)
Sale of tangible fixed assets		**88**	77
Net cash outflow from capital expenditure and financial investment		**(427)**	(362)
Acquisitions and disposals			
Payments relating to disposal of fixed asset investments		**-**	(23)
Acquisition of subsidiaries		**(94)**	-
Cash balances of businesses acquired		**2**	-
Proceeds from disposal of operations		**1,164**	-
Cash balances of businesses sold		**(27)**	-
Net cash inflow/(outflow) for acquisitions and from disposals		**1,045**	(23)
Equity dividends paid to shareholders		**(218)**	(217)
Net cash inflow/(outflow) before use of liquid resources and financing		**647**	(320)
Financing			
Issue of ordinary share capital		**-**	4
Capital redeemed	8	**(527)**	-
Capital redemption expenses		**(2)**	-
(Decrease)/increase in short-term borrowings		**(3)**	87
Decrease in long-term borrowings		**(150)**	(1)
Capital element of finance lease payments		**(32)**	(35)
Net cash (outflow)/inflow from financing		**(714)**	55
Decrease in net cash in the period		**(67)**	(265)
Reconciliation of net cash flow to movement in net debt			
Decrease in net cash in the period		**(67)**	(265)
Decrease/(increase) in debt		**153**	(86)
Loans and finance leases disposed of with subsidiaries		**230**	-
Movement in finance leases		**32**	(9)
Exchange adjustments		**(20)**	53
Movement in net debt in the period	9	**328**	(307)
Net debt at the beginning of the period	9	**(2,088)**	(1,404)
Net debt at the end of the period	9	**(1,760)**	(1,711)

Notes to the results

1 Accounting policies

The financial information has been prepared using the accounting policies set out in the Annual Report and Financial Statements 2004 with the exception of the policies for revenue recognition, accounting for ESOP Trusts and employee share schemes.

UITF Abstract 38 - Accounting for ESOP Trusts requires that the cost of shares held by ESOPs should be shown as a deduction from equity shareholders' funds, whereas they were previously shown as investments in the Group balance sheet. The effect of this change in accounting policy is to reduce shareholders' funds in 2004 by £86 million (2003: £86 million). Investments have been correspondingly reduced. There was no material impact from UITF Abstract 17 (revised 2003) - Employee share schemes.

In accordance with FRS 5 Application note G - Revenue Recognition, sales through retail outlets are shown net of the cost of Nectar reward points issued and redeemed, staff discounts, vouchers and sales made on an agency basis. In the previous interim statement, these costs were reported as an expense in cost of sales. FRS 5 (ANG) requires that only commission earned from sales through concessions can be recognised in turnover, whereas previously gross concession turnover was included as sales. The effect of this change in accounting policy is to reduce turnover in 2004 by £133 million (2003: £145 million) and to reduce cost of sales correspondingly.

2 Group turnover and operating profit

Set out below are the Group turnover and operating profit.

	28 weeks to 9 October 2004 (unaudited) £m		Restated[1] 28 weeks to 11 October 2003 (unaudited) £m	
Group turnover	**Turnover including VAT**	**Turnover excluding VAT**	Turnover including VAT	Turnover excluding VAT
Continuing operations				
Food retailing - UK	**8,348**	**7,846**	8,063	7,495
Financial services - UK	**133**	**133**	102	102
Total	**8,481**	**7,979**	8,165	7,597
Discontinued operations				
Property development - UK	**-**	**-**	13	13
Food retailing - US	**209**	**207**	1,517	1,505
Total	**209**	**207**	1,530	1,518
Total turnover	**8,690**	**8,186**	9,695	9,115

1 Prior year comparative sales have been restated in order to comply with FRS 5 (ANG) and are now shown net of Nectar reward points issued and redeemed, staff discounts, vouchers and sales made on an agency basis.

Notes to the results
continued

2 Group turnover and operating profit continued

Group operating (loss)/profit	**28 weeks to 9 October 2004 (unaudited) £m**	28 weeks to 11 October 2003 (unaudited) £m
Continuing operations		
Food retailing - UK	**155**	313
Financial services - UK	**6**	8
Total	**161**	321
Discontinued operations		
Property development - UK	**-**	6
Food retailing - US	**11**	74
Total	**11**	80
Underlying operating profit before exceptional costs and amortisation of goodwill	**172**	401
Exceptional operating costs - Food retailing - UK	**(427)**	(37)
Amortisation of goodwill - Food retailing - UK	**(1)**	-
- Food retailing - US	**(1)**	(7)
Total	**(257)**	357

3 Exceptional items

3.1 Exceptional operating costs

	28 weeks to 9 October 2004 (unaudited) £m	28 weeks to 11 October 2003 (unaudited) £m
Business Transformation Programme costs	**26**	29
Business Review costs	**401**	-
Safeway bid costs	**-**	8
Exceptional operating costs	**427**	37

Exceptional costs relating to the conclusion of the previous years' Business Transformation Programme comprised primarily of reorganisation and asset write-offs.

Costs directly associated with the Business Review have been treated as exceptional operating items due both to their size and non-recurring nature. Business Review costs primarily relate to the write-off of redundant information technology assets, the write-off of automated equipment in the new fulfilment centres, a write down in the carrying value of stock and property costs associated with store closures and development sites. An estimated £550 million exceptional cost as a result of the Business Review is expected to be incurred for the full year.

3.2 Exceptional non-operating items

Profits on sale of properties were as follows:

	28 weeks to 9 October 2004 (unaudited) £m	28 weeks to 11 October 2003 (unaudited) £m
Sainsbury's Supermarkets	**8**	1

Profit/(loss) on disposal of operations were as follows:

	Note	**28 weeks to 9 October 2004 (unaudited) £m**	28 weeks to 11 October 2003 (unaudited) £m
Shaw's Supermarkets	10	**275**	-
Other previously discontinued operations		**(24)**	-
		251	-

4 Taxation

Taxation in the profit and loss account comprises:

	28 weeks to 9 October 2004 (unaudited) £m	28 weeks to 11 October 2003 (unaudited) £m
Current tax	**47**	112
Deferred tax	**-**	7
Tax relief on exceptional operating costs - current	**(33)**	(5)
- deferred	**(79)**	-
Tax on (loss)/profit on ordinary activities	**(65)**	114

Current tax exceeds the charge based on the statutory rate of UK corporation tax principally due to the lack of effective tax relief on depreciation of UK retail properties.

Current tax relief on exceptional operating costs relates primarily to stock provisions. Deferred tax relief on exceptional operating costs relates to the write-off of redundant information technology assets and the write-off of automated equipment in the new fulfilment centres. There was no current or deferred tax arising on the disposal of operations or properties in 2004.

Notes to the results
continued

5 Earnings per share
Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders, after deducting the non equity dividends paid as part of the return of capital to shareholders in July 2004, by the weighted average number of ordinary shares in issue during the period, excluding those held by the Employee Share Ownership Trusts which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period to 9 October 2004.

	28 weeks to 9 October 2004 (unaudited) million	28 weeks to 11 October 2003 (unaudited) million
Weighted average number of shares in issue	**1,814.3**	1,912.7
Weighted average number of dilutive share options	**3.0**	1.6
Total number of shares for calculating diluted earnings per share	**1,817.3**	1,914.3

The alternative measure of earnings per share is provided because it reflects the Group's underlying trading performance by excluding the effect of non equity dividends realised as a result of the capital return to shareholders, exceptional items and amortisation of goodwill.

	28 weeks to 9 October 2004 (unaudited)		28 weeks to 11 October 2003 (unaudited)	
	Earnings £m	**Per share amount pence**	Earnings £m	Per share amount pence
Basic (loss)/earnings after deducting non equity dividends	**(88)**	**(4.8)**	206	10.8
Add back non equity dividends	**112**	**6.1**	-	-
Basic earnings before non equity dividends	**24**	**1.3**	206	10.8
Exceptional items net of tax:				
Included in operating profit	**315**	**17.3**	32	1.7
Profit on sale of properties	**(8)**	**(0.4)**	(1)	(0.1)
Disposal of operations	**(251)**	**(13.8)**	-	-
Amortisation of goodwill	**2**	**0.1**	7	0.4
Underlying earnings before non equity dividends, exceptional items and amortisation of goodwill	**82**	**4.5**	244	12.8
Diluted (loss)/earnings after deducting non equity dividends	**(88)**	**(4.8)**	206	10.8
Diluted earnings before non equity dividends	**24**	**1.3**	206	10.8
Underlying diluted earnings before non equity dividends, exceptional items and amortisation of goodwill	**82**	**4.5**	244	12.7

In accordance with FRS 14, prior period earnings per share has not been restated for the capital return and share consolidation as the overall commercial effect is that of a share repurchase at fair value.

6 Current assets and current liabilities of Sainsbury's Bank

	9 October 2004 (unaudited) £m	11 October 2003 (unaudited) £m	27 March 2004 (audited) £m
Current assets			
Cash	**92**	47	78
Treasury bills and other eligible bills	**66**	70	61
Loans and advances to banks	**91**	109	33
Loans and advances to customers	**1,041**	781	934
Debt securities	**25**	374	148
Prepayments and accrued income	**37**	33	75
	1,352	1,414	1,329
Loans and advances to customers due in more than one year	**1,295**	996	1,170
	2,647	2,410	2,499
Current liabilities: amounts falling due within one year			
Loan from minority shareholder	**27**	20	27
Deposits by banks	**-**	5	-
Customer accounts	**2,318**	2,132	2,200
Accruals and deferred income	**105**	79	79
	2,450	2,236	2,306

In addition to the above assets, Sainsbury's Bank had fixed assets of £29 million at 9 October 2004 (11 October 2003: £16 million; 27 March 2004: £27 million) included in tangible fixed assets and inter company liabilities of £39 million (11 October 2003: £31 million; 27 March 2004: £38 million) included in creditors due within one year.

Notes to the results
continued

7 Reconciliation of operating profit to net cash inflow from operating activities

	28 weeks to 9 October 2004 (unaudited) £m	28 weeks to 11 October 2003 (unaudited) £m
Group operating (loss)/profit	**(257)**	357
Depreciation	**252**	209
Exceptional write-off of fixed assets	**282**	5
Amortisation of intangible assets	**2**	8
Loss on sale of equipment, fixtures and vehicles	**-**	10
Decrease/(Increase) in stocks	**53**	(107)
(Increase)/Decrease in debtors	**(13)**	34
Increase/(Decrease) in creditors and provisions	**168**	(58)
Increase in Sainsbury's Bank current assets	**(148)**	(13)
Increase/(Decrease) in Sainsbury's Bank current liabilities	**144**	(1)
Net cash inflow from operating activities	**483**	444

8 Share redemption and capital return

J Sainsbury plc proposed a capital return of 35 pence per share which equated to £680 million. The return, by way of a B share scheme, was approved by shareholders at the Company's Annual General Meeting on 12 July 2004.

Shareholders were given the option of receiving a single dividend of 35 pence for each B share held, redeeming the B shares immediately or in the future.

Total capital returned to shareholders by 9 October 2004 amounted to £639 million, of which £112 million was by way of dividend and £527 million was through share redemption. There remains a further 116 million B shares valued at £41 million to be redeemed at a future date.

The dividend of £112 million is shown as a non equity dividend in the profit for the year and as part of returns on investments and servicing of finance in the cash flow.

The redemptions are shown in Financing in the cash flow and a transfer has been made from the profit and loss account to capital redemption reserves of £527 million.

In addition to the return of capital, there was also a consolidation of Sainsbury's shares whereby for every eight Sainsbury's shares held at the close of business on 16 July 2004, shareholders received seven new shares. As a result of this, the number of shares in issue reduced from 1,943 million to 1,700 million.

9 Analysis of net debt

	At 27 March 2004 (audited) £m	Cash flow £m	Acquisitions and disposals £m	Other non-cash movements £m	Exchange movements £m	**At 9 October 2004 (unaudited) £m**
Current asset investments	19	10	-	-	-	**29**
Cash at bank and in hand	465	(52)	(25)	-	1	**389**
	484	(42)	(25)	-	1	**418**
Due within one year:						
Borrowings	(362)	3	-	-	-	**(359)**
Finance leases	(41)	32	5	(36)	-	**(40)**
Due after one year:						
Borrowings	(1,879)	150	10	-	(16)	**(1,735)**
Finance leases	(290)	-	215	36	(5)	**(44)**
	(2,572)	185	230	-	(21)	**(2,178)**
Total net debt	(2,088)	143	205	-	(20)	**(1,760)**

Notes to the results
continued

10 Sale of Shaw's Supermarkets
The Group sold its US supermarkets business ('Shaw's') to Albertson's Inc. on 30 April 2004 for a total consideration of $2,475 million, including $368 million in assumed lease liabilities. Proceeds, net of expenses, of £1,170 million were received by the Group and a profit of £275 million was realised on the sale.

	£m
Tangible fixed assets	**805**
Intangible fixed assets	**164**
Fixed asset investments	**11**
Stock	**162**
Debtors and other assets	**75**
Cash and current asset investments	**27**
Debt	**(230)**
Net debt	**(203)**
Other creditors and provisions	**(205)**
Net assets disposed	**809**
Net cash received	**(1,170)**
Goodwill previously written off to reserves	**86**
Profit on disposal of the business	**275**

Shaw's had a £15 million net operating cash outflow prior to its sale, paid £3 million in respect of net returns on investments and servicing of finance and purchased £11 million of tangible fixed assets.

11 Financial information
The Interim Results are unaudited but have been reviewed by the Auditors. The financial information presented herein does not amount to full accounts within the meaning of Section 240 of the Companies Act 1985 (as amended). The figures for the 52 weeks to 27 March 2004 have been extracted from the Annual Report and Financial Statements 2004, which have been filed with the Registrar of Companies. The audit report on the Annual Report and Financial Statements 2004 was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Review report by the Auditors to the Board of Directors of J Sainsbury plc

Independent review report to J Sainsbury plc

Introduction

We have been instructed by the Company to review the financial information which comprises the Group profit and loss account, Group statement of total recognised gains and losses, reconciliation of movements in equity shareholders' funds, Group balance sheet, Group cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 28 weeks ended 9 October 2004.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors, 1 Embankment Place, London WC2N 6RH

16 November 2004

Notes:

(a) The maintenance and integrity of the J Sainsbury plc website is the responsibility of the Directors; the work carried out by the Auditors does not involve consideration of these matters and, accordingly, the Auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Business Review as announced on 19 October 2004

Making Sainsbury's Great Again

Key points

- Focus on a sales-led profit recovery
- Grow sales by £2.5 billion[1] over three years to end of 2007/08
- New management team has retail expertise and track record of delivery
- Restoration of unique brand proposition of great quality food at fair prices
- Activity now underway to fix operational basics and change cost structure
- Significant investment of at least £400 million to improve customer offer over next three years
- Ongoing buying efficiencies of 100-150bp per annum reinvested in customer offer
- Recruitment of 3,000 additional colleagues into stores
- Trading position underpinned by deliverable operating efficiencies of at least £400 million, tight cash flow management and valuable freehold property portfolio
- Underlying profit before taxation[2] for first half year expected to be within a range of between £125-£135 million and second half not expected to be significantly different from first half
- Dividend for full year forecast to be 7.8 pence per share - a reduction of 50 per cent
- Exceptional costs from the Business Review estimated at £550 million[3]

1 Excluding petrol and Sainsbury's Bank

2 Underlying profit before tax is stated before exceptional items, amortisation of goodwill and costs or charges that may arise from the completion of the Business Review, which will be subject to the normal audit review

3 Including a property loss on disposal of £25 million and excluding Business Transformation exceptional costs and profit on disposal of Shaw's

Philip Hampton, Chairman, said:

"I am convinced that the new sales-led profit recovery plan is the right approach for Sainsbury's to deliver long term sustainable performance and profit recovery. The initiatives focus on delivering growth by focusing on our customer proposition. As a result of the significant investment in our offer required to realign our business we have announced a reduction of the dividend. The strong team we have built, led by Justin King, has the retailing expertise and capability to deliver shareholder value."

Justin King, Chief Executive, said:

"Sainsbury's has enormous brand equity. Great quality food at fair prices is what customers want and expect from us. However, we have not delivered this offer effectively. The Business Transformation Programme has not realised many of the anticipated performance improvements and cost benefits and distracted us from investing in and delivering the customer offer. In particular the challenges this has presented have made it more difficult for our store colleagues to deliver an acceptable level of service to customers. This has led to declining market share.

"We are clear on the actions we need to take. We have strengthened our management team and already put in place a number of actions to restore the effective delivery of our customer offer. A longer-term programme is now being implemented to fix operational basics and radically improve our ability to deliver our offer on a consistent and sustainable basis. The purest measure of customer satisfaction will be increased sales and we believe plans outlined today will grow sales by £2.5 billion[1] over the next three years."

Making Sainsbury's Great Again: A Sales-led Profit Recovery

The plans outlined today to drive a sales-led profit recovery aim to generate sales growth while radically changing the cost structure of the business to ensure the operational gearing from the sales growth is delivered. The key drivers of the recovery over the next three years include:

- Investment in the customer offer (quality, service and price) of at least £400 million
- Ongoing buying efficiencies of 100-150 bp per annum reinvested in the customer
- Operating cost efficiencies of at least £400 million
- Tight cash flow management
- Strong property asset backing

Experienced management team

In May 2004 a new unified Operating Board structure was announced. This established clear accountability and a focus on results. Four new members have joined the Operating Board and recruitment is under way to fill three positions (finance, property and communications).

- The new management team has outstanding retail skills and a track record of delivery.
- The ability to recruit strong talent demonstrates a belief in, and desire to be part of, Sainsbury's recovery.
- Additional recruitment and the development of internal talent is also in place for senior management positions.
- Management incentives will be aligned with the interests of shareholders.

Fixing the basics

There is a clear and distinct vision of Sainsbury's customer proposition but in order to deliver it effectively the operational basics need to be fixed. A number of actions to simplify and improve the offer were announced in July. Further actions are now being taken to ensure the customer proposition is effectively delivered while a longer-term sustainable programme is implemented.

1. Customer offer

During the past three years, an increasingly complex operating model has been developed, focused on what differentiated customers rather than what united them. This added a level of complexity to operations which has constrained the ability to deliver a clear and distinct customer proposition. The company has a strong national presence but while customer numbers have broadly been maintained with 14 million transactions each week, basket size has decreased due to poor execution of the proposition.

The Sainsbury's brand is focused on food. The weekly grocery shop is the prime reason customers visit Sainsbury's; in addition to ongoing buying efficiencies at least an additional £400 million will be invested back into the customer offer to improve the quality gap and provide better value in Sainsbury's products versus those of competitors.

- Sainsbury's needs to go back to its strengths. With the increasing focus on diet, health and nutrition, championing basic everyday quality at appropriate and fair prices is just as relevant today and Sainsbury's is committed to restoring and delivering its unique customer proposition.

Making Sainsbury's Great Again

continued

- Sainsbury's traditional focus on fresh and own label products will be increased to restore Sainsbury's reputation for innovative and quality products at fair prices. In particular, through sub brands like Taste the Difference and Be Good to Yourself, premium and health ranges will be the best available and a significant point of difference from other mass-market operators.

- Product range has been reviewed to make it relevant for all Sainsbury's customers. All stores will carry the same core product offer, with a Good, Better, Best hierarchy, although elements will necessarily be tailored to size of store. Range churn has already been reduced by 75 per cent.

- Competitive prices will be maintained on brands and supported by a strong, but simplified, promotional programme across all product ranges. Investment in price will continue. Nectar is valued by many customers and the priority is on ensuring that the results it delivers justify the investment.

- General merchandise plays an important role in store but ranges will be complementary to the grocery shopping trip rather than being a specific destination. It is estimated that sales will grow by £700 million over three years to the end of 2007/08. The core range will be everyday weekly items customers expect to find in supermarkets such as cards, wrapping paper, music and DVDs. This will be complemented by Clothing and Home ranges in our larger stores.

- Sainsbury's Home offer, launched in September 2003, was too extensive. As announced on 1 July, aggressive trading out of the over-stocked position in non-food goods has put the company in good shape to drive new ranges forward.

- The 'TU' clothing brand was launched in September 2004 and initial sales have been encouraging, significantly above clothing sales in the same period in 2003, and ahead of our expectations. This is clearly an area customers respond well to which will contribute towards the general merchandise sales target.

- Sainsbury's to You is an important service for customers but performance needs to be improved. By following a store-picking model, the challenges facing the core business are also impacting the home shopping service. Further expansion and new customer acquisition plans are on hold while we work to improve Sainsbury's to You which will not contribute to profit for the next two years.

- Sainsbury's Bank has continued to grow and there is opportunity to drive it forward at greater speed. Profits are expected to treble to £90 million in 2007/08 by concentrating on the key product areas of credit cards, loans, car insurance and savings.

2. Simplifying store formats and operations
Much of the complexity and distraction of the transformation programme has impacted colleagues in store and affected their ability to deliver Sainsbury's offer to customers. Insufficient attention and investment has been made in the customer offer leading to declining market share. Actions to simplify operations and focus back on serving the customer are now underway.

- Store formats will be simplified to comprise just Supermarkets and Convenience. Sainsbury's Central and Savacentre stores will become part of the supermarket estate and the Bluebird concept store in London will close in early 2005.

- The majority of Sainsbury's 461 supermarkets are in great locations and have had significant investment in recent years and more than half of which, 239, are freehold or long leasehold. With an average store size of 34,000 sq ft the company is well positioned to trade strongly and 157 stores are over 40,000 sq ft providing real opportunities to trade food and general merchandise. It is clear that Sainsbury's can trade well up to 55,000 sq ft.

- 131 stores have not received any investment for a number of years. As such, circa three million customers, representing 20 per cent of Sainsbury's sales, are not experiencing the best store environment and these stores will be refurbished over the next two years.

- A convenience division was established in May 2004. This will ensure the operation of the company's 260 convenience stores is not a distraction to the operation of supermarkets and will excel in its own right. Led by Jim McCarthy from T&S Stores, with Stephen Bell and Angus Oughtred of the newly acquired Bells Stores and Jacksons, Sainsbury's now has an outstanding management team unrivalled in the UK convenience sector.

- Convenience stores provide local shopping for customers to access Sainsbury's offer and it is estimated that sales will grow by £400 million over three years to the end of 2007/08. Sainsbury's Locals are performing well in general, but there are some exceptions where stores have opened too close to each other. Seven Sainsbury's Locals in the London area, two in the Midlands and three in Glasgow will be closed. Due to the proximity of stores, colleagues will be redeployed and other stores should assume the majority of sales.

- There are currently 24 stores on Shell petrol station forecourts. The rollout of any further locations has been suspended while we address the profitability of this group of stores.

- The short-term priority for store operations is to improve customer service while longer-term changes and productivity improvements are implemented. A further 3,000 colleagues will be recruited by January 2005 to provide resource to allow colleagues to add value on the shop floor. Working hours will be optimised to match customers' requirements.

3. Supply Chain

Sophisticated customer and product segmentation over the past two or three years has required a complex supply chain solution which simply cannot be delivered to the required scale. The new automated depots are failing to perform at the planned levels and it is clear that additional change is needed. A number of decisions have been taken.

- Lawrence Christensen joined in September and has led a restructuring including the recruitment of new members to the management team.

- In July the company announced it would continue to operate a depot originally scheduled to close and another facility, at

Making Sainsbury's Great Again
continued

Buntingford (Hertfordshire), will also re-open to support the business over Christmas.

- Additional manual support has been introduced to support the operation where systems are failing.

- Supplier compliance with processes to facilitate automation is being addressed.

4. IT systems
IT systems have also failed to deliver the anticipated increase in productivity and the costs today are a greater proportion of sales than they were four years ago. The objective is to simplify systems to increase effectiveness. Key initiatives have been actioned.

- The rollout of future systems and upgrades has been slowed down while focusing on driving benefits from the systems already in place. Priority will be on forecasting and scheduling systems.

- Certain systems cannot now be used and others will require additional expenditure to simplify and improve their functionality.

- The contract with Accenture is being renegotiated to involve the company more fully in the selection and implementation of systems and IT solutions. Accordingly the company is re-building internal capability.

5. Availability
Availability is the number one performance issue for Sainsbury's and a significant detractor to recent sales performance. Customers have too frequently been unable to complete their shop and availability levels are currently worse than those achieved before the major changes were made. Improved availability will be the output of longer-term improvements in areas such as supply chain and IT. Around 50 per cent of availability issues can be solved in store.

Short-term actions have already been taken.

- Reducing complexity in the customer offer and investment in higher wastage levels has been implemented.

- Clearance of surplus stock and greater focus on inventory management.

- All colleagues are now eligible for a bonus based on availability and service ensuring a unified focus on the company's priorities.

- Improved in-store processes are being trialled, which can be rolled out to the rest of the chain quickly once they have proven to be successful.

6. Organisation and People
Sainsbury's has highly committed colleagues but morale is low. A number of initiatives have been put in place.

- A new bonus scheme which rewards all colleagues on store standards and availability has been introduced to help to create a culture focused on stores and customers, particularly in central support services. Colleague suggestion and reward and recognition schemes have also been introduced.

- The Holborn Business Centre will not be relocated following the Business Review as the potential savings do not make an attractive enough case given the potential disruption to the organisation.

- The cost of central support services continues to be significantly above that of competitors despite a recent review which decreased the Holborn head count by over 20 per cent to circa 3,000 full time equivalent colleagues. It is anticipated that around an additional 750 roles will be removed by March 2005.

Reducing operating costs

Plans are being implemented to manage costs aggressively and deliver real operating cost savings of at least £400 million by the end of 2007/08. These cost saving targets are realistic and deliverable. The initial focus over the next 12 months will be on delivering savings in stock loss, IT systems and central costs until current availability and operational issues are satisfactorily resolved. The breakdown of estimated savings by 2007/08 is as follows:

Operating efficiencies	£m
Supply Chain	50
Information Technology	40
Stock Loss	120
In Store Operations	70
Marketing	40
Central	60
Other	20
Total	400

It is expected that the phasing of these cost savings will be £100 million in 2005/06 and £150 million in the following two years which is a rate which minimises disruption to the business. As part of plans to aggressively manage buying efficiencies, it is expected to deliver 100-150 bp of cost benefits per annum which will be reinvested in the customer offer.

Tight Cash Flow Management

Significant cash flow improvements are being delivered in 2004/05 through cutting back capital expenditure and improving working capital and will continue during the next three years. Capital expenditure for 2004/05 has already been reduced from £700 million to £500 million (before store acquisitions). Going forward it will be maintained at around £450 million per annum. Remedial and completion capital spend in IT systems and supply chain is estimated in total at an additional £200 million over the next two years.

Cash flow generation will be supported by lower dividend payments of approximately £135 million, continuing working capital improvements and asset developments proceeds expected to be around £75 million per annum over the next three years. The company expects to be broadly cash flow neutral in 2005/06 (before the return of £40 million to shareholders as part of the B share scheme announced in March 2004) and cash flow positive thereafter.

Balance Sheet

The sales recovery is underpinned by a strong balance sheet and specifically, a valuable freehold and long leasehold property portfolio (the Net Book Value of the portfolio at 27 March 2004 was in excess of £5 billion). Opportunities to trade stores at the margins will be explored. The objective is to maintain financial flexibility to support investment in the customer offer and generate sales growth.

Dividend

In the light of the revised near term financial goals of the business and the initiatives announced today, the Board is proposing an

interim dividend of 2.15 pence per share. This is a reduction of 50 per cent. In the absence of unforeseen circumstances, the Directors expect the dividend for the full year to be 7.8 pence per share. The medium term objective is to restore dividend cover to at least 1.5 times.

Exceptional Items 2004/05

In line with previous guidance, further exceptional operating costs relating to the Business Transformation Programme are estimated to be within the range of £25-£30 million during the first half of the year. No further costs are expected in the second half. Costs directly associated with the Business Review will be treated as exceptional operating items due both to their size and non-recurring nature. The breakdown of estimated costs are as below and are subject to audit.

It is anticipated that the majority of Business Review exceptional costs will be included in the half-year accounts and the remainder in the full year accounts ending 26 March 2005. The cash components of these costs are estimated at £100 million.

As previously announced, the disposal of Shaw's Supermarkets, completed in April 2004, will result in an exceptional non-operating profit estimated to be around £275 million and reported in the first half-year accounts. This is offset by an adjustment in respect of previous years' disposals of £20 million.

Outlook

Following the decision by the Board to adopt a sales-led profit recovery programme, performance for the second half of the year (2004/05) will be affected by further investment in the customer offer. Accordingly, underlying profit before tax[2] for the second half is not expected to be significantly different from the Company's estimated range of £125-£135 million for the first half.

Exceptional items for 2004/05	Estimated costs £m
Information Technology write off of redundant assets	140
Supply chain write off of automated equipment in the new fulfilment centres	120
Stock write down in the carrying value of stock due to a change in operational approach, disruption in new depot and IT implementation and accelerated clearance of excess general merchandise stocks	80
Property costs associated with closure of 13 stores, principally Locals, London offices and other non-trading properties and assets[1]	100
Provisions for re-organisation and other employee related matters	90
Other	20
Total	550

The plans outlined today are a considerable change from that of previous years and will be implemented by a new management team with proven retail experience and a track record of delivery. Substantial investment is being made in the customer offer, rather than infrastructure, to drive sales and this is underpinned by tight cash flow management and a strong balance sheet. The customer is now at the heart of all decision-making and this is supported by changes to organisation structure and culture.

Under the plans outlined today we expect to grow sales by £2.5 billion[3] over the next three years to the end of 2007/08. We expect to achieve market growth in sales by the end of 2005/06 and the benefits of the operational gearing in the business to be delivered strongly in the second half of 2006/07.

1 This includes a property loss on disposal of £25 million.

2 Underlying profit before tax is stated before exceptional items, amortisation of goodwill and costs or charges that may arise from the completion of the Business Review which will be subject to the normal audit review.

3 Excluding petrol and Sainsbury's Bank.

Shareholder information

B Share Scheme
You can elect to have any or all of your outstanding B shares redeemed on 18 January or 18 July in any calendar year, up to 18 July 2007. If you wish to redeem your B shares on 18 January 2005, please complete and submit your B share Redemption Notice, which is on the reverse of your B share certificate and send to our Registrars to be received by 31 December 2004.

Electronic communications for shareholders
Log on to www.j-sainsbury.co.uk and complete the following steps:

1 Click on 'investors'
2 Click on the 'shareholder services'
3 Click on the link to 'Computershare'
4 Enter the required information and click on 'submit'. You will need your 11 character shareholder reference number listed on your latest tax voucher
5 Click on 'Electronic Shareholder Communication' and register on-line

Useful contacts

For information about shareholdings, dividends and to report changes to personal details, shareholders should contact:

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
Telephone: 0870 702 0106

For information about an Individual Savings Account (ISA) and low cost share dealing facilities contact:

The Share Centre Ltd
PO Box 2000
Oxford Road
Aylesbury
Buckinghamshire HP21 8ZB
Telephone: 01296 414141

For investor enquiries contact:

Lynda Ashton
Head of Investor Relations
J Sainsbury plc
33 Holborn
London EC1N 2HT
Telephone/fax: 020 7695 7162/6431
lynda.ashton@sainsburys.co.uk

To download further information or register for e-mail alerts please visit www.sainsburys.co.uk select 'company information' and follow the instructions on screen. As an alternative, you can access this information directly from www.j-sainsbury.co.uk/interims04

For general enquiries about Sainsbury's Bank call: 0500 405060

For any other enquiries contact our Customer Careline: 0800 636262

Visit our website

...mation about Sainsbury's:

www.sainsburys.co.uk

... by CGI BrandSense. Photography by Matt Stuart. Printed by royle corporate print. The paper used in this ... recycled paper with the Nordic Swan label which is elemental chlorine free. The printer and paper mills have ... accreditation to the environmental standard ISO 14001.

J Sainsbury plc
33 Holborn, London EC1N 2HT
www.sainsburys.co.uk